RSE PORTFOLIO, LLC

446 Broadway, 2nd Floor

New York, NY 10013

December 19, 2022

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn.: Ruairi Regan

Re:RSE Portfolio, LLC
Offering Statement Withdrawal (1-A-W)
Preliminary Offering Statement on Form 1-A
Filed December 16, 2022
File No. 024-12101

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, we hereby respectfully request the immediate withdrawal of the above-captioned Offering Statement on Form 1-A (File No. 024-12101) (the “Offering Statement”) of RSE Portfolio, LLC, a Delaware series limited liability company (the “Company”), and all exhibits thereto, filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 16, 2022.

The Company is requesting the Commission’s consent to the withdrawal of the Offering Statement because it was inadvertently filed under a new File Number using the incorrect form type (i.e., as a “1-A” instead of as a “1-A/A”).  Instead, the Company intended this filing to be submitted as a pre-qualification amendment to the Company’s offering statement on Form 1-A filed with the Commission on November 17, 2022 (File No. 024-12065).  The Company hereby represents to the Commission that no securities have been sold under the Offering Statement.

Please forward copies of the order consenting to the withdrawal of the Offering Statement to Max Niederste-Ostholt via email at max@rallyrd.com, with a copy to the Company’s securities counsel, Lori Metrock at lmetrock@maynardcooper.com.

Very truly yours,

/s/ George J. Leimer

Chief Executive Officer of RSE Markets, Inc.,

the sole member of Rally Holdings LLC,

the Managing Member of RSE Portfolio Manager, LLC,

the Managing Member of RSE Portfolio, LLC

cc:

Max Niederste-Ostholt, Chief Financial Officer, RSE Markets, Inc.

Lori B. Metrock, Esq., Maynard, Cooper & Gale, P.C.